SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF APRIL 2010

                            EZCHIP SEMICONDUCTOR LTD.
                              (Name of Registrant)

               1 HATAMAR STREET, P.O.B. 527, YOKNEAM 20692, ISRAEL
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               YES [_]     NO [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-163353 and 333-164332 and Form S-8 Registration Statements File Nos. 333-134593, 333-148932, 333-148933, 333-164330
and 333-164331


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                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  EZCHIP SEMICONDUCTOR LTD.

                                  By: /s/ Dror Israel
                                  --------------------------
                                  Dror Israel
                                  Chief Financial Officer

Dated: April 21, 2010


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                                 [EZCHIP LOGO]

FOR IMMEDIATE RELEASE

                      EZCHIP DISCLOSES PRODUCT ROADMAP FOR
                  ITS HIGH-SPEED AND ACCESS NETWORK PROCESSORS

YOKNEAM, ISRAEL, April 21, 2010 -- EZchip Semiconductor Ltd. (NASDAQ:EZCH), a leader in Ethernet network processors, is disclosing today the roadmap for the NP high-speed and the NPA access network processors product families.

     Within the high-speed category, unveiled is the NP-5, a 200-Gigabit network processor with integrated 200-Gigabit traffic management for ultra-dense 10GE, 40GE and 100GE port line cards in switches and routers. This unveiling follows the successful sampling earlier this year of EZchip's NP-4 100-Gigabit and NP-4L 50-Gigabit processors that are quickly becoming the preferred solutions for Carrier Ethernet equipment. Within the access category, two devices are revealed that augment EZchip's NPA family, the NPA-4 providing the highest performance and the NPA-0 providing the lowest cost. These two new products will complement the NPA-1, NPA-2 and NPA-3 that sampled last year and will round out EZchip's NPA family to be the most versatile and complete network processor (NPU) offering for Ethernet access equipment.

     "In a recent survey taken by Heavy Reading (a publication of Light Reading Inc.), EZchip's NPUs are ranked by networking equipment vendors as the clear network processor leaders. With our fifth generation of NPUs, we are extending our offering to span solutions that range from 1-Gbps all the way up to 200Gbps. We are underlining for our customers our continued long term commitment to the NPU market and further solidifying our market leadership," said Eli Fruchter, President and CEO of EZchip Semiconductor.

"Through technological innovations and optimized architecture EZchip is able to advance its NPUs' throughput and functionality time and time again. These efforts have yielded for our customers the best available packet processing solutions. In our new NPUs we will integrate a host CPU and continue in extending per-port functionality at lower power and cost, while maintaining software compatibility that enables our customers to maintain and carry forward their prior investments," said Guy Koren, CTO of EZchip Semiconductor.

     The NP-5 is a 200-Gigabit network processor with integrated 200-Gigabit traffic manager that will provide unprecedented integration and enable building routers and switches for Carrier Ethernet networks as well as data centers with exceptional density and functionality. The NP-5 will enable building line cards that feature multiple 40 and 100-Gigabit ports as well as dozens of 10-Gigabit ports. Through its versatility and rich feature set NP-5 will serve a wide variety of carrier and data center applications.

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


     The NPA-4 and NPA-0 are 24-Gigabit and 5-Gigabit network processors respectively. Both devices are a complete System-on-Chip (SoC) that integrate all the main functions of an access node. Offering high performance, low power, extended functionality and attractive price points, these NPUs will enable building a new class of Carrier Ethernet access nodes for PON, microwave backhaul, base stations, VDSL and Ethernet access, which deliver more throughput, higher functionality at lower power and cost.

     All these new NPUs from EZchip integrate into a single chip the main components of a line card including programmable packet processing, traffic management, Ethernet MACs, PHYs, control CPU and Fabric Interface Controller. They are based on the same underlying technology and are code compatible to current NPUs from EZchip. All of EZchip's NPUs are augmented with a library of production-level applications that includes data-plane code for Metro Ethernet, MPLS, GPON/EPON OLT, OAM and IEEE1588v2 clock synchronization, for enabling reduced development resources and expedited time to market.

ABOUT EZCHIP

     EZchip is a fabless semiconductor company that provides Ethernet network processors for networking equipment. EZchip provides its customers with solutions that scale from several 1-Gigabit to 200-Gigabits per second with a common architecture and software across all products. EZchip's network processors provide the flexibility and integration that enable triple-play data, voice and video services in systems that make up the new Carrier Ethernet networks. Flexibility and integration make EZchip's solutions are ideal for building systems for a wide range of applications in telecom networks, enterprise backbones and data centers. For more information on our company, visit the web site at http://www.ezchip.com.

CONTACT:
Ehud Helft / Kenny Green
CCGK Investor Relations
ezchip@ccgisrael.com
Tel: (US) 1 646 797 2868 / 1 646 201 9246

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: THIS RELEASE CONTAINS FORWARD LOOKING STATEMENTS THAT ARE SUBJECT TO RISKS AND UNCERTAINTIES, INCLUDING, BUT NOT LIMITED TO, THE IMPACT OF COMPETITIVE PRODUCTS, PRODUCT DEMAND AND MARKET ACCEPTANCE RISKS, CUSTOMER ORDER CANCELLATIONS, RELIANCE ON KEY STRATEGIC ALLIANCES, FLUCTUATIONS IN OPERATING RESULTS, DELAYS IN DEVELOPMENT OF HIGHLY-COMPLEX PRODUCTS AND OTHER RISKS DETAILED FROM TIME TO TIME IN EZCHIP SEMICONDUCTOR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE RISKS COULD CAUSE THE COMPANY'S ACTUAL RESULTS FOR 2010 AND BEYOND TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY FORWARD LOOKING STATEMENTS MADE BY, OR ON BEHALF OF EZCHIP SEMICONDUCTOR.


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